SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

RS Cogen, LLC
1300 PPG Drive
Lake Charles, Louisiana 70601

This certificate is notice that RS Cogen, LLC, a Louisiana corporation ("RS Cogen"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:
Promissory note (the "Note") issued by RS Cogen pursuant to the terms of a Credit Agreement ("Agreement") as amended from time to time among RS Cogen, LLC, Societe Generale as Administrative Agent, the Bank Parties, Teachers Insurance and Annuity Association of America and the Institutional Parties

2.	Issue, renewal or guaranty: Issuance.
3.	Original principal amount up to: $241,638,000. Current principal outstanding: $225,982,401.
4.

Rate of interest per annum of each security:

The unpaid principal amount of the Note (corresponding to an original principal amount of $166,638,000) bears interest at a rate per annum during each interest period equal to the LIBO Rate as defined in the Credit Agreement for the applicable interest period plus an agreed upon margin as follows:

Period

Period                            Applicable Margin (bps)

Pre Completion               137.5
Years 1-4                       137.5
Years 5-8                       162.5
Years 9-12                     187.5
Years 13-14                   225.0
Years 15-16                   237.5

The unpaid principal amount of the note (corresponding to an original principal amount of $75,000,000) bears interest of a fixed rate of 8.73%.

5.	Date of issue, renewal or guaranty of each security: July 28, 2000.
6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: October 15, 2022.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Societe Generale as Administrative Agent, Collateral Agent, Issuing Bank and Bank.
9.	Collateral given with each security, if any: The obligation to repay the Note is secured by a Pledge and Security Agreement consisting of essentially all the assets of RS Cogen, LLC.
10.	Consideration received for each security: Amount of borrowings up to $ 241,638,000.
11.	Application of proceeds of each security: The proceeds of the indebtedness evidenced by the Note were used to meet the construction and operating expenses of the Issuer.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a. the provisions contained in the first sentence
    of Section 6 (b):
b. the provisions contained in the fourth sentence
    of Section 6 (b):
c. the provisions contained in any rule of the
    Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

RS COGEN, LLC BY: /s/ Gerritt L. Ewing, Jr. Gerritt L. Ewing, Jr. Member of the Management Committee
Date: June 7, 2005